UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (Issuer))

BCP IV GRAFTECH HOLDINGS LP

ATHENA ACQUISITION SUBSIDIARY INC.

its wholly-owned direct subsidiary

(Names of Filing Persons (Offerors))

BROOKFIELD CAPITAL PARTNERS LTD.

BROOKFIELD CAPITAL PARTNERS IV L.P.

(Names of Filing Persons (other person(s)))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

384313102

(Cusip Number of Class of Securities)

David Nowak

Managing Partner

Brookfield Place, 181 Bay Street, Suite 300

Toronto, Ontario MJ5 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael J. Aiello, Esq.

Jackie Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$704,729,817.53	$81,889.60

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of GrafTech International Ltd. (the “Company”), at a purchase price of $5.05 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 137,240,008 issued and outstanding shares of common stock of the Company, multiplied by $5.05 per share; (ii) 524,283 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $5.05 per share, multiplied by $0.81 per share (which is equal to the difference between $5.05 and $4.24, the exercise price of such options); and (iii) 2,226,358 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $5.05 per share. The foregoing numbers of shares of common stock, options and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on May 22, 2015, the most recent practicable date. The filing fee was determined by multiplying 0.000116200 by the proposed maximum aggregate value of the transaction of $704,729,817.53.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.000116200.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,889.60	Filing Party: BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”) with the Securities and Exchange Commission on May 26, 2015 and subsequently amended by Amendment No. 5 to the Tender Offer Statement on Schedule TO, filed on August 11, 2015, Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on July 29, 2015, Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on July 7, 2015, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on July 6, 2015, and Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on June 18, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of August 13, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 116,266,327 Shares had been validly tendered into and not withdrawn from the Offer, which represents, when combined with the number of Shares and Underlying Shares owned by Purchaser and Acquisition Sub, approximately 86.4% of the aggregate number of Shares then issued and outstanding plus Underlying Shares. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition and the Merger Condition. In addition, Purchaser was advised by the Depositary that, as of the Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 3,192,704 Shares, representing approximately 2% of the aggregate number of Shares then issued and outstanding.

All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and will promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Company and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than (A) Shares owned by Purchaser, Acquisition Sub or the Company, (B) Shares held by any subsidiary of the Company or Purchaser (other than Acquisition Sub), and (C) Shares held by Company stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price.

Following the Merger, all Shares will be delisted from and will cease to trade on the NYSE and the Company will be deregistered under the Exchange Act.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(5)(M)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on August 14, 2015, announcing the expiration and results of the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2015

BCP IV GRAFTECH HOLDINGS LP

By:	BPE IV (Non-Cdn) GP LP,
its general partner

	By:	Brookfield Capital Partners Ltd.,
its general partner

		By:	/s/ David Nowak
David Nowak
Managing Partner

		By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

ATHENA ACQUISITION SUBSIDIARY INC.

By:	/s/ David Neiman
	Name:	David Neiman
	Title:	Senior Vice President

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

By:	/s/ Peter Gordon
	Name:	Peter Gordon
	Title:	Managing Partner

BROOKFIELD CAPITAL PARTNERS IV L.P.

By:	Brookfield Capital Partners IV GP, Ltd.,
its general partner

		By:	/s/ David Nowak
David Nowak
Managing Partner

		By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 26, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(2)	Tender and Support Agreement, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and Nathan Milikowsky and certain of his affiliates (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(3)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.*

(d)(4)	Investment Agreement, dated as of May 4, 2015, by and between GrafTech International Ltd. and BCP IV Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(5)	Limited Guarantee, dated as of May 4, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(6)	Limited Guarantee, dated as of May 17, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 17, 2015).

(d)(7)	First Amendment, dated as of July 6, 2015, to Agreement and Plan of Merger , dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 6, 2015).

(g)	Not applicable.

(h)	Not applicable.

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.**

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.**

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 16, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(H)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on July 6, 2015, announcing the extension of the Offer. ***

(a)(5)(I)	Complaint filed by Bruce Wells, individually and on behalf of all others similarly situated, on June 17, 2015, in the Court of Chancery of the State of Delaware. ***

(a)(5)(J)	Complaint filed by Mark O’Neil and Adoracion Guerrero, individually and on behalf of all others similarly situated, on June 29, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County. ***

Exhibit No.	Description

(a)(5)(K)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on July 29, 2015, announcing the extension of the Offer.****

(a)(5)(L)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on August 11, 2015.*****

(a)(5)(M)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on August 14, 2015, announcing the expiration and results of the Offer.

*	Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on May 26, 2015.
**	Previously filed with Amendment No.1 to the Schedule TO with the Securities and Exchange Commission on June 18, 2015.
***	Previously filed with Amendment No.2 to the Schedule TO with the Securities and Exchange Commission on July 6, 2015.
****	Previously filed with Amendment No.4 to the Schedule TO with the Securities and Exchange Commission on July 29, 2015.
*****	Previously filed with Amendment No.5 to the Schedule TO with the Securities and Exchange Commission on August 11, 2015.